FORM 12b-25(b)
                        NOTIFICATION OF LATE FILING

                               (Check One):

[x] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K [ ] Form 10-QSB
[ ] Form N-SAR

      For Period Ended: December 29, 2000

      [ ]   Transition Report on Form 10-K
      [ ]   Transition Report on Form 20-F
      [ ]   Transition Report on Form 11-K
      [ ]   Transition Report on Form 10-Q
      [ ]   Transition Report on Form N-SAR
            For the Transition Period Ended: . . . . . . . . . . .

__________________________________________________________________

      Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

     Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
__________________________________________________________________

     If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification relates:  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . .
__________________________________________________________________

PART I - Registrant Information
__________________________________________________________________

     Full Name of Registrant

     Former Name if Applicable

     United Shields Corporation

     Address of Principal Executive Office (Street and Number)

     2640 Peerless Road

     City, State and Zip Code

     Cleveland, Tennessee  37312

__________________________________________________________________

PART II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [paragraph 23,047], the following should be completed.
(Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

(c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

__________________________________________________________________

PART III - Narrative
__________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

The Company is unable to finalize its financial statements until the completion of certain ongoing negotiations with its bank lenders and other debt holders.
__________________________________________________________________

PART IV - Other Information
__________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

John F. Quigley               (423)          479-1655
(Name)                     (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss for the period ended December 29, 2000 is anticipated to be $2,534,000 compared to a net loss of $917,380 for the prior year. The 2000 loss includes a non-cash impairment loss on goodwill of $992,454, most of which relates to the write-off of all the PMT subsidiary's goodwill based on estimated undiscounted future operating cash flows. An additional significant factor in the 2000 loss was the decrease in the Company's overall gross profit margin from 21.3% in 1999 to 15.6%. Margin decreases were experienced in both the RPI and HMC subsidiaries in 2000. In addition, the low 10-11% gross margin experienced by the PMT subsidiary in 1999 over a three-month period (acquisition date was 9/29/99) was experienced over a twelve-month period in 2000.

               United Shields Corporation
      (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: _____________             By: _________________________
                                    John F. Quigley,
                                    Senior Vice President,
                                    Chief Financial Officer

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form, accountant's statement or other exhibit.